SIELOX, INC.

170 East Ninth Avenue

Runnemede, New Jersey 08078

March 23, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Sielox, Inc.

Withdrawal of Registration Statement on Form S-3 (File No. 333-97461)

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 promulgated under the Securities Act of 1933, as amended, Sielox, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-3 (File No. 333-97461), together with all exhibits thereto, filed by Fairmarket, Inc., the Company’s predecessor, on July 31, 2002 (the “Form S-3”).

The Form S-3 was originally filed to register up to 9,757,029 shares of the common stock of Fairmarket, Inc., for resale by selling stockholders (the “Resale Securities”).  The Form S-3 is being withdrawn because it was never declared effective by the Commission and the obligations of the Company or its predecessor to register the Resale Securities have lapsed. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Form S-3 or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Form S-3 be issued by the Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Form S-3 to the undersigned via facsimile at (856) 939-9309 and via mail at 170 East Ninth Avenue, Runnemede, New Jersey 08078, with a copy to Stephen E. Fox of Herrick, Feinstein LLP via facsimile at (212) 545-3476.

Any questions or comments on this request should be directed to Stephen E. Fox at (212) 592-5924.

Very truly yours,

Sielox, Inc.

By: /s/ Melvyn Brunt

Name:  Melvyn Brunt

Title:  Chief Financial Officer

cc:  Stephen E. Fox